Exhibit 99.2
Satyam Computer Services Limited
Registered office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and nine months ended December 31, 2006

									Growth
				Growth		Growth over			over nine
				over	Quarter	quarter			months	Year
		Quarter ended		quarter	ended	ended	Nine months ended		ended	ended
		December 31,		ended	September 30,	September	December 31,		December	March 31,
Sl.		2006	2005	December 31, 2005	2006	30, 2006	2006	2005	31, 2005	2006
No.	Particulars	Rs. in crores		%	Rs. in crores	%	Rs. in crores		%	Rs. in crores
1	Income from services
	-Exports	1,526.04	1,176.43	29.72	1,465.42	4.14	4,323.88	3,254.33	32.87	4,461.64
	-Domestic	68.83	46.20	48.98	72.29	(4.79)	195.56	120.01	62.95	172.67
	Total	1,594.87	1,222.63	30.45	1,537.71	3.72	4,519.44	3,374.34	33.94	4,634.31
2	Other income	9.73	295.86 *	(96.71)	28.13	(65.41)	112.24	350.36	(67.96)	377.91
3	Total income	1,604.60	1,518.49	5.67	1,565.84	2.48	4,631.68	3,724.70	24.35	5,012.22
4	Personnel expenses	929.34	709.14	31.05	945.49	(1.71)	2,669.96	1,984.24	34.56	2,700.67
5	Operating & administration expenses	256.59	188.90	35.83	234.86	9.25	727.53	532.13	36.72	740.13
6	Total expenditure	1,185.93	898.04	32.06	1,180.35	0.47	3,397.49	2,516.37	35.02	3,440.80
7	Profit before interest, depreciation & taxation (PBIDT)	418.67	620.45	(32.52)	385.49	8.61	1,234.19	1,208.33	2.14	1,571.42
8	PBIDT margin	26.09%	40.86%	—	24.62%	—	26.65%	32.44%	—	31.35%
9	Operating profit (PBIDT without other income)	408.94	324.59	25.99	357.36	14.43	1,121.95	857.97	30.77	1,193.51
10	Operating profit margin	25.64%	26.55%	—	23.24%	—	24.82%	25.43%	—	25.75%
11	Financial expenses	1.35	1.74	(22.41)	0.26	419.23	2.68	2.14	25.23	2.72
12	Depreciation	34.32	30.35	13.08	32.81	4.60	99.43	89.43	11.18	122.81
13	Profit before taxation [7-(11+12)]	383.00	588.36	(34.90) [1]	352.42	8.68	1,132.08	1,116.76	1.37 [3]	1,445.89
14	Provision for taxation	39.70	95.28	(58.33)	30.08	31.98	106.35	166.91	(36.28)	206.14
15	Profit after taxation (PAT)	343.30	493.08	(30.38) [2]	322.34	6.50	1,025.73	949.85	7.99 [4]	1,239.75
16	PAT to Total income	21.39%	32.47%	—	20.59%	—	22.15%	25.50%	—	24.73%
17	Paid-up equity share capital (Par value of Rs.2 per share)	131.42	64.66	—	130.93	—	131.42	64.66	—	64.89
18	Reserves excluding revaluation reserves	5,265.31	4,133.13	—	4,881.26	—	5,265.31	4,133.13	—	4,268.75
19	EPS – basic (on par value of Rs. 2 per share)**
	- With non-recurring item (profit on sale of shares in Sify Ltd.)(Rs)	5.24	7.64	(31.41)	4.93	6.29	15.69	14.78	6.16	19.26
	-Without non-recurring item (Rs.)	5.24	4.45	17.75	4.93	6.29	15.69	11.58	35.49	16.05
20	EPS – diluted (on par value of Rs. 2 per share)**
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	5.09	7.37	(30.94)	4.78	6.49	15.24	14.26	6.87	18.51
	-Without non-recurring item (Rs.)	5.09	4.29	18.65	4.78	6.49	15.24	11.17	36.44	15.44

*	Includes one time item of profit on sale of shares in Sify Ltd of Rs.262.83 crores.

**	Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.
1 17.65%, 219.67%, 332.57% and 437.93% — excluding one time item of profit on sale of shares in Sify Ltd.

Segment Reporting:

1	Segment revenue
	Information technology services	1,594.87	1,222.63	30.45	1,537.71	3.72	4,519.44	3,374.34	33.94	4,634.31
	Less: Inter segment revenue	—	—	—	—	—	—	—	—	—
	Net Sales / Income from operations	1,594.87	1,222.63	30.45	1,537.71	3.72	4,519.44	3,374.34	33.94	4,634.31
2	Segment profit / (loss) before tax and interest
	Information technology services	374.62	294.24	27.32	324.55	15.43	1,022.52	768.54	33.05	1,070.70
	Less : Financial expenses	1.35	1.74	(22.41)	0.26	419.23	2.68	2.14	25.23	2.72
	Add: Other income	9.73	295.86	(96.71)	28.13	(65.41)	112.24	350.36	(67.96)	377.91
	Total profit before tax	383.00	588.36	(34.90)	352.42	8.68	1,132.08	1,116.76	1.37	1,445.89
3	Capital employed
	Information technology services	1,884.35	2,051.97	(8.17)	2,966.62	(36.48)	1,884.35	2,051.97	(8.17)	2,202.75

Notes:
1.	The results for the quarter and nine months ended December 31, 2006 have been taken on record by the Board of directors at its meeting held today.

2.	The total manpower strength as on December 31, 2006 stood at 34,405 associates as against 31,659 associates as on September 30, 2006 signifying an increase of 2,746 associates. The number of technical associates increased by 2,764 to close the quarter at 32,594 (29,830 associates as on September 30, 2006).

3.	During the quarter ended December 31, 2006, the Company allotted 327,694,738 equity shares as bonus and 2,079,781 equity shares of Rs. 2 each, consequent to exercise of stock options by the Associates.

4.	Pursuant to the Investors’ Rights Agreement of 2003 among the Company, Olympus BPO Holdings Ltd. & Intel Capital Corporation (Investors) and Nipuna Services Ltd. (Nipuna) the investors made an investment of US$20mn in Nipuna towards 91,009,999 Convertible Redeemable Cumulative Preference Shares (Preference shares) of par value Rs.10 each fully paid-up. During the quarter ended December 31, 2006 an Agreement has been entered among the Company, the Investors and Nipuna for redemption of 50% of preference shares and for conversion of balance 50% into equity shares of 6,422,267 in Nipuna. In terms of the Agreement the Company has right to buy the total holding of the Investors in Nipuna for a consideration between US$ 35 million and US$ 45 million, the target date being May 21, 2007.

5.	Details of investor complaints for the quarter ended December 31, 2006:

	Pending as on	During the quarter		Pending as on
Nature	01-10-2006	Received	Disposed off	31-12-2006
Dividends related	0	22	22	0
Others	0	06	06	0
Total	0	28	28	0
6.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP

				Growth
				over	Quarter				Growth over
		Quarter ended		quarter	ended	Growth over	Nine months ended		nine months	Year ended
		December 31,		ended	September 30,	quarter ended	December 31,		ended	March 31,
		(unaudited)		December	(unaudited)	September 30,	(unaudited)		December	(audited)
Sl.		2006	2005	31, 2005	2006	2006	2006	2005	31, 2005	2006
No.	Particulars	Rs. in crores		%	Rs. in crores	%	Rs. in crores		%	Rs. in crores
1	Income from services
	-Exports	1,585.20	1,217.84	30.16	1,525.25	3.93	4,487.11	3,349.20	33.98	4,596.74
	-Domestic	75.92	47.45	60.00	76.63	(0.93)	218.82	129.77	68.62	195.85
	Total	1,661.12	1,265.29	31.28	1,601.88	3.70	4,705.93	3,478.97	35.27	4,792.59
2	Other income	10.17	249.40 *	(95.92)	28.23	(63.97)	112.88	304.37	(62.91)	333.25
3	Total income	1,671.29	1,514.69	10.34	1,630.11	2.53	4,818.81	3,783.34	27.37	5,125.84
4	Personnel expenses	967.35	737.44	31.18	982.71	(1.56)	2,781.67	2,054.67	35.38	2,804.70
5	Cost of software and hardware sold	0.74	0.66	12.12	0.35	111.43	1.77	1.12	58.04	2.00
6	Operating & administration expenses	283.04	212.61	33.13	256.33	10.42	795.00	591.49	34.41	819.71
7	Total expenditure	1,251.13	950.71	31.60	1,239.39	0.95	3,578.44	2,647.28	35.17	3,626.41
8	Profit before interest, depreciation, taxation & miscellaneous expenses written off	420.16	563.98	(25.50)	390.72	7.53	1,240.37	1,136.06	9.18	1,499.43
9	PBIDT margin	25.14%	37.23%	—	23.97%	—	25.74%	30.03%	—	29.25%
10	Operating profit (PBIDT without other income)	409.99	314.58	30.33	362.49	13.10	1,127.49	831.69	35.57	1,166.18
11	Operating profit margin	24.68%	24.86%	—	22.63%	—	23.96%	23.91%	—	24.33%
12	Financial expenses	3.23	2.66	21.43	2.72	18.75	8.50	3.90	117.95	5.54
13	Depreciation	39.37	34.10	15.45	37.51	4.96	113.05	100.12	12.91	137.28
14	Miscellaneous expenditure written off	—	—	—	—	—	—	0.07	—	0.07
15	Profit before taxation [8-(12+13+14)]	377.56	527.22	(28.39) [1]	350.49	7.72	1,118.82	1,031.97	8.42 [4]	1,356.54
16	Provision for taxation	40.33	95.26	(57.66)	30.68	31.45	107.78	167.75	(35.75)	207.48
17	Profit after taxation, and before share of loss in associate company and minority interest	337.23	431.96	(21.93) [2]	319.81	5.45	1,011.04	864.22	16.99 [5]	1,149.06
18	Share of loss in associate company	—	(2.89)	—	—	—	—	(7.88)	—	(7.88)
19	Minority interest	—	0.47	—	—	—	0.12	0.74	(83.78)	0.55
20	Profit after taxation, and share of loss in associate company and minority interest	337.23	429.54	(21.49) [3]	319.81	5.45	1,011.16	857.08	17.98 [6]	1,141.73
21	PAT to total income	20.18%	28.36%	—	19.62%	—	20.98%	22.65%	—	22.27%
22	Paid-up equity share capital (Par value of Rs.2 per share)	131.42	64.66	—	130.93	—	131.42	64.66	—	64.89
23	Reserves excluding revaluation reserves	5,142.83	4,029.82	—	4,764.70	—	5,142.83	4,029.82	—	4,159.57
24	Preference shares of Rs. 10 each issued by Subsidiary Company	91.01	91.01	—	91.01	—	91.01	91.01	—	91.01
25	EPS — basic (on par value of Rs. 2 per share)**
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	5.14	6.66	(22.82)	4.89	5.11	15.47	13.34	15.97	17.73
	-Without non-recurring item (Rs.)	5.14	4.19	22.67	4.89	5.11	15.47	10.86	42.45	15.26
26	EPS — diluted (on par value of Rs. 2 per share)**
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	5.00	6.42	(22.12)	4.75	5.26	15.03	12.87	16.78	17.05
	-Without non-recurring item (Rs.)	5.00	4.03	24.07	4.75	5.26	15.03	10.47	43.55	14.67

*	Includes one time item of profit on sale of shares in Sify Ltd of Rs.216.43 crores

**	Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.
1 21.48%, 2 23.91%, 3 25.02%, 4 37.19% , 5 43.53% and 6 45.01% - excluding one time item of profit on sale of shares in Sify Ltd.

Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on December 31, 2006 Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method and our associated company Sify Ltd., (ceased to be an associate from November 09, 2005) which has been accounted for by equity method. Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: January 19, 2007	Managing Director

Consolidated financial results as per US GAAP

				Growth over		Growth
				three	Three months	over three			Growth over
		Three months ended		months	ended	months	Nine months ended		Nine months	Year ended
		December 31,		ended	September 30,	ended	December 31,		ended	March 31,
		(unaudited)		December	(unaudited)	September	(unaudited)		December	(audited)
Sl.		2006	2005	31, 2005	2006	30, 2006	2006	2005	31, 2005	2006
No.	Particulars	US$ million	US$ million	%	US$ million	%	US$ million	US$ million	%	US$ million
1	Revenues	$375.6	$281.8	33.29	$352.0	6.70	$1,050.1	$795.7	31.97	$1,096.3
2	Gross profit	138.1	105.1	31.40	121.7	13.48	376.8	289.2	30.29	407.3
3	Operating income	77.6	58.3	33.10	66.1	17.40	210.6	156.2	34.83	219.7
4	Operating income margin	20.66%	20.69%	—	18.78%	—	20.06%	19.63%	—	20.04%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	78.9	108.4	(27.21)	71.5	10.35	233.0	218.1	6.83	287.8
6	Net income	$71.1	$93.0	(23.55)	$65.5	8.55	$212.1	$186.9	13.48	$249.4
7	EPS — basic (US$)*
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (US$)	0.11	0.14	(21.43)	0.10	10.00	0.33	0.29	13.79	0.39
	- Without non-recurring item (US$.)	0.11	0.09	22.22	0.10	10.00	0.33	0.24	37.50	0.34
8	EPS — diluted (US$) *
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (US$)	0.11	0.14	(21.43)	0.10	10.00	0.32	0.28	14.29	0.38
	- Without non-recurring item (US$.)	0.11	0.09	22.22	0.10	10.00	0..32	0.23	39.13	0.32

*	Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.
Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on December 31, 2006, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Technologies, Inc., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd. (ceased to be an associate from November 09, 2005). Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter and nine months ended December 31, 2006 is as follows:

							In million US$
					Nine months ended		Year ended
Sl.		Quarter ended (Unaudited)			(Unaudited)		(Audited)
No.	Particulars	31-12-2006	31-12-2005	30-09-2006	31-12-2006	31-12-2005	31-03-2006
1	Profit as per Indian GAAP Consolidated Financial Statements	$75.2	$94.8	$69.1	$222.5	$192.9	$257.2
2	Profit / (Loss) of subsidiaries and associated companies	—	—	—	—	—	(0.2)
3	Stock-based compensation	(2.8)	(0.1)	(3.5)	(9.9)	(0.4)	(0.8)
4	Sale of shares in Sify Ltd.	—	0.6	—	—	0.6	0.6
5	Others, net	(1.3)	(2.3)	(0.1)	(0.5)	(6.2)	(7.4)
6	Total adjustments (2 to 5)	(4.1)	(1.8)	(3.6)	(10.4)	(6.0)	(7.8)
7	Net income as per US GAAP Financial Statements	$71.1	$93.0	$65.5	$212.1	$186.9	$249.4
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended September 30, 2006 furnished to the United States Securities and Exchange Commission on October 27, 2006 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.